JP Morgan Access Multi-Strategy Fund, LLC and

J. P. Morgan Access Multi-Strategy Fund II

270 PARK AVENUE

NEW YORK, NEW YORK 10017

VIA EDGAR

September 14, 2018

Valerie Lithotomos

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:

JP Morgan Access Multi-Strategy Fund, LLC (File No. 811-21552) (the “MS I Fund”) and J. P. Morgan Access Multi-Strategy Fund II (File No. 811-22575) (the “MS II Fund” and together with the MS I Fund, the “Funds”)

Dear Ms. Lithotomos:

This letter is in response to the comments you provided with respect to the Funds. The below sets forth the comment(s) followed by each Fund’s response.

COMMENTS

1.	Comment: Please confirm that each Fund’s Investment Management Agreement, Sub-Advisory Agreement and Expense Limitation Agreement are written agreements.

Response: Each Funds hereby confirms that each of the agreements reference above is a written agreement.

2.

Comment: Please confirm that the Expense Limitation Agreement will remain in effect for at least one year from the date of the applicable Fund’s registration statement and please include disclosure in each Fund’s registration statement that notes when the Waiver Period expires. In addition, the disclosure notes that the Investment Manager, Sub-Advisor and Administrator will waive their fees in certain instances. If the Investment Manager, Sub-Advisor and Administrator have the ability to recoup any such waivers, please add appropriate disclosure disclosing this fact.

Response: Each Fund confirms that the Expense Limitation Agreement will be in effect for at least one year from the date of the applicable Fund’s registration statement and also notes that the registration statement currently defines the “Waiver Period” as expiring on August 1, 2019. Each Fund also confirms that the Investment Manager, Sub-Advisor and Administrator do not have the ability to recoup waivers made pursuant to and in accordance with such agreement.

We hope that the Staff finds this letter responsive to the Staff’s comments. Should members of the Staff have any questions or comments concerning this letter, please call the undersigned at (212) 648-0919.

Sincerely,

/s/ Carmine Lekstutis
Carmine Lekstutis Assistant Secretary

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